                                   FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


(MARK ONE)

[X]  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
     1934

For the fiscal year end  December 31, 1998
                        ------------------

                                      Or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

                        Commission file number  0-11103
                                               --------

                              CENTOCOR QUALIFIED
                          SAVINGS AND RETIREMENT PLAN

                           (Full Title of the Plan)

                                Centocor, Inc.
                           200 Great Valley Parkway
                               Malvern, PA 19355

                    (Name of issuer of the securities held
                  pursuant to the plan and the address of its
                          principal executive office)

                Centocor Qualified Savings and Retirement Plan
                ----------------------------------------------
                  Index to Financial Statements and Schedules
                  -------------------------------------------



Page 3         Independent Auditors' Report

Page 4 Statements of Net Assets Available for Plan Benefits as of December 31, 1998 and 1997

Page 5 Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1998, 1997 and 1996

Pages 6-18     Notes to Financial Statements

Page 19        Item 27a - Schedule of Assets Held For Investment Purposes

Page 20        Item 27d - Schedule of Reportable Transactions

                         Independent Auditors' Report
                         ----------------------------

To the Participants of the Centocor Qualified Savings and Retirement Plan and the 401(k) Administrative Committee of Centocor, Inc.:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Centocor Qualified Savings and Retirement Plan as of December 31, 1998 and 1997, and the related Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Centocor Qualified Savings and Retirement Plan at December 31, 1998 and 1997 and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
Philadelphia, PA


June 18, 1999

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                          December 31,
                                                             ----------------------------------------
                                                                   1998                     1997
                                                             ---------------           --------------
Assets:

   Investments (Notes 3 and 8):
       Centocor Stock Fund                                     $  5,340,758             $  4,176,956
       Vanguard Money Market Reserves - Prime Portfolio           1,497,042                1,029,947
       Vanguard Bond Index Fund - Total Bond Market
         Portfolio                                                1,567,086                1,350,588
       Vanguard Index Trust - 500 Portfolio                      11,555,971                9,358,803
       Vanguard U.S. Growth Portfolio                             4,800,634                3,213,685
       Vanguard/Windsor II                                        1,314,002                  288,676
       Putnam New Opportunities Class A Shares                            -                  717,034
       Templeton Foreign Fund                                       784,293                  816,362
       Fidelity Contrafund                                        1,346,399                        -
                                                               ------------             ------------
                                                                 28,206,185               20,952,051

   Other assets:
       Employer's contribution receivable (Note 2)                1,485,822                  874,978
       Loans receivable from participants                           205,012                  206,160
                                                               ------------             ------------
                                                                  1,690,834                1,081,138
                                                               ------------             ------------

       Total assets                                            $ 29,897,019             $ 22,033,189
                                                               ============             ============


Net assets available for Plan Benefits (Notes 2 and 8)         $ 29,897,019             $ 22,033,189
                                                               ============             ============


See accompanying Notes to Financial Statements.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                      Years ended December 31,
                                                      -----------------------------------------------------------
                                                             1998                 1997                  1996
                                                      ---------------      ----------------      ----------------
Additions:
    Interest and other income                            $    984,109          $    582,969          $    634,607
    Net appreciation in fair value of
      investments (Notes 3 and 8)                           5,336,589             2,239,941             2,105,260

    Contributions (Note 2):
      Employee                                              3,470,946             1,867,029             1,560,255
      Employer                                              1,485,822               874,978               523,631
      Participant rollovers into Plan                       1,756,048               238,683                     -
                                                      ---------------      ----------------      ----------------

       Total additions                                     13,033,514             5,803,600             4,823,753


Deductions (Note 2):
    Benefits paid                                          (1,210,687)           (1,111,239)           (1,554,006)
    Loan advances, net                                              -               (33,441)              (70,012)
    Transfer of Centocor Diagnostics'
      Net assets out of Plan                               (3,958,022)                    -                     -
                                                      ---------------      ----------------     -----------------
                                                           (5,168,709)           (1,144,680)           (1,624,018)

Other income (expense)                                           (975)              (32,240)               35,353
                                                      ---------------      ----------------     -----------------

       Net increase                                         7,863,830             4,626,680             3,235,088

Net assets available for Plan Benefits:
    Beginning of year                                      22,033,189            17,406,509            14,171,421
                                                      ---------------      ----------------     -----------------

    End of year                                          $ 29,897,019          $ 22,033,189          $ 17,406,509
                                                      ===============      ================     =================


See accompanying Notes to Financial Statements.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS


Note 1  Summary of Significant Accounting Policies

        Basis of Accounting

        The accompanying financial statements have been prepared on the accrual basis of accounting.

        Investments

        The Centocor Qualified Savings and Retirement Plan's (the "Plan") investments administered by The Vanguard Group, Inc. (the "Trustee") from July 1, 1997 through December 31, 1998 and administered by CoreStates Bank, N.A., the former trustee, through June 30, 1997, are stated at fair value based on the market value of the underlying securities.

        Centocor, Inc. ("Centocor" or the "Company") common shares are carried at market value which is determined by quoted market prices.

        Participant loans are valued at cost which approximates fair value.

        Accounting Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from estimates recorded.

        Basis of Security Transactions

        Security transactions are accounted for on the trade date.

        Related Party Transactions

        Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest.

Note 2  Description of Plan

        The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        General

        Effective January 1, 1985, the Company established the Plan, a defined contribution savings plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Substantially all U.S. employees of the Company, or any of its

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS


        subsidiaries or affiliates, are eligible to participate in the Plan. Employees may participate as of the first date of his/her employment. Substantially all of the legal, accounting and administrative expenses associated with Plan operations are currently paid by the Company.

        Contributions

        Eligible employees may make voluntary tax-deferred contributions of 1 to 15 percent of their eligible cash compensation up to certain annual limits as prescribed by the U.S. Internal Revenue Code. Maximum annual contributions may be limited at the discretion of the Company.

        Employee contributions are invested as directed by the employee in any of the eight investment programs available under an investment contract with the Trustee (see Note 3). Company contributions are made principally in the Company's Common Stock.

        The Company may elect, but is not required, to make contributions to the Plan for the benefit of the participating employees. To date, contributions have been made as a percentage of the participants' contributions for the year, as determined by the Company's Board of Directors. In 1998 and 1997, the Company elected to contribute an amount equal to 50 percent of the contributions of each employee. The Company's contribution is based upon annual employee contributions up to a level of 6 percent of their cash compensation. In 1996, the Company elected to contribute an amount equal to 40 percent of the contributions of each employee earning less than $70,000 per year and 30 percent of the contributions of each employee earning $70,000 or more per year. Additionally, in 1998, 1997 and 1996, the Company committed to make a contribution equal to 1% of each employee's compensation. At December 31, 1998, 38,467 shares of the Centocor Stock Fund with a fair value of $38.625 per share determined by the average trade price for the last twenty days in December and $33.85 in cash was due to the Plan from the Company for its 1998 contribution.

        Participants' Accounts

        Separate accounts are maintained by the Trustee for each participant. Each participant's account reflects the participant's contribution, the Company's contribution, interest, dividends, other income, and gains or losses earned by each of the investment programs. Investment income is reinvested in the same programs.

        Participants may transfer all or a portion of their accounts among the eight investment programs available under the Plan by directly contacting the Trustee. The transfer would take effect immediately upon the participant's notification of the change.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

        Vesting

        Employee contributions are fully (100%) vested and non-forfeitable. Employer contributions are fully vested upon death, total and permanent disability, or attainment of age 65; otherwise, employer contributions are subject to vesting percentages based on years of service, as defined by the Plan documents. Employee non-vested forfeitures are used by the Company to offset employer contributions. The employer contributions vesting percentages are as follows:

          Less than one year of service   0%
          One year of service            20%
          Two years of service           40%
          Three years of service         60%
          Four years of service          80%
          Five or more years of service 100%

        Payment of Benefits

        Benefits from the participants' vested accounts are normally payable to Plan participants upon retirement, death, termination of Company employment or total and permanent disability. Included in plan equity are benefits payable at December 31, 1996 of $150,240 representing amounts due to former employees. There are no benefits payable to former employees at December 31, 1998 and 1997.

        A participant, while still an employee, may generally withdraw all or a portion of his vested, non-forfeitable tax-deferred contribution account if such amount is needed to defray the cost of a medical emergency, enable the participant to acquire or improve his principal residence, or assist the participant in preventing eviction or foreclosure proceedings. Such a withdrawal must first be taken as a loan as noted below.

        Any additional funds required will be distributed as a hardship withdrawal subject to income tax and penalties. Such loan and withdrawal shall not exceed the amount required to meet the immediate financial need created by the hardship and shall not be reasonably available from other sources of the participant.

        Loan Provisions

        Participants may borrow up to 50 percent of their vested account balance not to exceed $50,000 and may have only one loan outstanding at any point of time. All such loans bear interest at prevailing market rates.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

        Transfer of Net Assets

        In November 1998 the Company sold its oncology diagnostics business. Immediately following the closing of the sale, $3,958,022 of the Plan's net assets related to diagnostic oncology employees were transferred from the Company's Plan to the plan sponsored by the acquiring company.

        Note 3 Investments

        The number of participants in the investment programs at December 31, 1998 was as follows:

           Centocor Stock Fund                                         596
           Vanguard Money Market Reserves - Prime Portfolio            201
           Vanguard Bond Index Fund - Total Bond Market Portfolio      270
           Vanguard Index Trust - 500 Portfolio                        664
           Vanguard U.S. Growth Portfolio                              557
           Vanguard/Windsor II                                         448
           Templeton Foreign Fund                                      290
           Fidelity Contrafund                                         387

        The Centocor Stock Fund program consists of shares of Centocor, Inc. Common Stock. The Vanguard Money Market Reserves - Prime Portfolio invests in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government and federal agencies. The Vanguard Bond Index Fund - Total Bond Market Portfolio invests in U.S. Treasury, federal agency, mortgage backed and corporate securities and attempts to match the performance of the Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market. The Vanguard Index Trust - 500 Portfolio invests in all of the 500 stocks that make up the Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance. The Vanguard U.S. Growth Portfolio invests in large, high-quality, seasoned U.S. companies. The Vanguard/Windsor II Fund invests in a diversified group of out-of-favor stocks of large-capitalization companies. The Templeton Foreign Fund invests primarily in stocks of companies located outside the United States. The Fidelity Contrafund invests in undervalued stocks of foreign and U.S. companies with the goal of achieving long-term capital appreciation.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

Custody of the Plan's investments is maintained by the Trustee. Plan investments at December 31, 1998 and 1997 were as follows (see also Note 8):

                                                                        Number of
     Name of Issuer and Title of Issue At December 31, 1998              Shares               Cost            Fair Value
                                                                     ---------------     --------------     ---------------
     Centocor Stock Fund                                                     118,355     $    2,793,678     $     5,340,758
     Vanguard Money Market Reserves - Prime Portfolio                      1,497,042          1,497,042           1,497,042
     Vanguard Bond Index Fund - Total Bond Market Portfolio                  152,589          1,522,250           1,567,086
     Vanguard Index Trust - 500 Portfolio                                    101,413          8,866,606          11,555,971
     Vanguard U.S. Growth Portfolio                                          128,051          3,905,618           4,800,634
     Vanguard/Windsor II                                                      44,020          1,352,714           1,314,002
     Templeton Foreign Fund                                                   93,479            968,667             784,293
     Fidelity Contrafund                                                      23,708     $    1,193,623           1,346,399
                                                                                                            ---------------
                                                                                                            $    28,206,185
                                                                                                            ===============

                                                                        Number of
     Name of Issuer and Title of Issue At December 31, 1997              Shares               Cost            Fair Value
                                                                     ---------------     --------------     ---------------
     Centocor Stock Fund                                                     125,623     $    2,473,011     $     4,176,956
     Vanguard Money Market Reserves - Prime Portfolio                      1,029,947          1,029,947           1,029,947
     Vanguard Bond Index Fund - Total Bond Market Portfolio                  133,854          1,317,723           1,350,588
     Vanguard Index Trust - 500 Portfolio                                    103,906          8,686,191           9,358,803
     Vanguard U.S. Growth Portfolio                                          111,975          3,137,031           3,213,685
     Vanguard/Windsor II                                                      10,087            297,432             288,676
     Putnam New Opportunities Class A Shares                                  14,739            699,939             717,034
     Templeton Foreign Fund                                                   82,046     $      940,529             816,362
                                                                                                            ---------------
                                                                                                            $    20,952,051
                                                                                                            ===============

        Net realized gains of $509,950 in 1998 resulted principally from sales in the Vanguard Index Trust - 500 Portfolio, the Vanguard U.S. Growth Portfolio and shares of the Centocor Stock Fund.

        Net realized gains of $4,336,733 in 1997 resulted principally from sales in the CoreFund Equity Index Fund, the CoreFund Growth Equity Fund and shares of the Centocor Stock Fund.

        Net realized gains of $1,182,855 in 1996 resulted principally from sales in the CoreFund Equity Index Fund, the CoreFund Growth Equity Fund and shares of the Centocor Stock Fund.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

        The change in net unrealized appreciation (depreciation) on investments as of and for the years ended December 31, 1998, 1997 and 1996 was as follows (see Note 8):

                                                         CoreFund         CoreFund        CoreFund        CoreFund       Twentieth
                                         Centocor      Intermediate        Equity       International   Growth Equity     Century
                                          Stock          Bond Fund       Index Fund         Fund            Fund           Vista
                                          Fund           Series A         Series A        Series A        Series A         Fund
                                       -----------    --------------    ------------    -------------   -------------  ------------
Balance at December 31, 1995           $ 2,402,400    $        3,707    $    909,674    $      29,570   $     199,284  $          -
Appreciation (depreciation)                (31,359)          (10,451)        933,573          (25,035)         89,455       (33,778)
                                       -----------    --------------    ------------    -------------   -------------  ------------
Balance at December 31, 1996             2,371,041            (6,744)      1,843,247            4,535         288,739       (33,778)
Appreciation (depreciation)               (667,096)            6,744      (1,843,247)          (4,535)       (288,739)       33,778
                                       -----------    --------------    ------------    -------------   -------------  ------------
Balance at December 31, 1997             1,703,945                 -               -                -               -             -
Appreciation                             1,431,704                 -               -                -               -             -
Transfer out of Centocor Diagnostics'
Net Assets                                (824,185)                -               -                -               -             -
                                       -----------    --------------    ------------    -------------   -------------  ------------
Balance at December 31, 1998           $ 2,311,464    $            -    $          -    $           -   $           -  $          -
                                       ===========    ==============    ============    =============   =============  ============

                                 Vanguard Bond      Vanguard
                                 Index Fund -        Index        Vanguard                    Putnam New                  Templeton
                                  Total Bond      Trust - 500    U.S. Growth    Vanguard/    Opportunities     Fidelity    Foreign
                               Market Portfolio    Portfolio      Portfolio     Windsor II   Class A Shares   Contrafund     Fund
                              -----------------  -------------  -------------  ------------  --------------  -----------  ---------
Balance at December 31, 1996  $               -  $           -  $           -  $          -  $            -  $         -  $       -
Appreciation (depreciation)              32,865        672,612         76,654        (8,756)         17,095            -   (124,167)
                              -----------------  -------------  -------------  ------------  --------------  -----------  ---------
Balance at December 31, 1997             32,865        672,612         76,654        (8,756)         17,095            -   (124,167)
Appreciation (depreciation)              22,546      2,383,591        963,097       (17,414)              -      167,976   (124,861)
Transfer out of Centocor
Diagnostics' Net Assets                  (8,345)      (331,269)      (139,345)      (12,864)        (17,095)     (15,200)    40,693
                              -----------------  -------------  -------------  ------------  --------------  -----------  ---------
Balance at December 31, 1998  $          47,066  $   2,724,934  $     900,406  $    (39,034) $            -  $   167,976  $(208,335)
                              =================  =============  =============  ============  ==============  ===========  =========

Note 4  Federal Income Taxes

        The Internal Revenue Service has made a determination dated April 26, 1995 that the Plan has complied with the requirements of ERISA and therefore is qualified under the provisions of Section 401(a) of the Internal Revenue Code and is exempt from Federal income tax.

Note 5  Plan Termination

        Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS


Note 6 Form 5500

       The Plan had not yet prepared its Form 5500 for the year ended December 31, 1998 as of the date of the audit report. The Plan has filed an extension until September 15, 1999 to file its 1998 Form 5500.

Note 7 Plan Amendments/Changes

       Effective July 1, 1997, the Company changed its investment administrator and trustee from Corestates, Bank, N.A. to The Vanguard Group. As a result, new investments have been offered effective July 1, 1997 and the record keeping for the plan is being performed by The Vanguard Group. Contributions and vesting schedules will remain the same, however, the plan changed from quarterly valuation to daily valuation. These changes provide additional services and flexibility to the participants of the Plan.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

Note 8 Allocation of Plan Assets to Investment Programs

                                                                                  December 31, 1998
                                       -------------------------------------------------------------------------------------------
                                                                                                   VANGUARD
                                          VANGUARD                                                BOND INDEX
                                        MONEY MARKET         CENTOCOR         PARTICIPANT        FUND - TOTAL         VANGUARD
                                          RESERVES -           STOCK              LOAN            BOND MARKET       INDEX TRUST -
ASSETS                                 PRIME PORTFOLIO         FUND               FUND             PORTFOLIO        500 PORTFOLIO
                                       -------------------------------------------------------------------------------------------
VANGUARD MONEY MARKET RESERVES -
   PRIME PORTFOLIO                     $     1,497,042    $             -    $             -    $             -    $             -
CENTOCOR STOCK FUND                                  -          5,340,758                  -                  -                  -
VANGUARD BOND INDEX FUND - TOTAL
   BOND MARKET PORTFOLIO                             -                  -                  -          1,567,086                  -
VANGUARD INDEX TRUST - 500 PORTFOLIO                 -                  -                  -                  -         11,555,971
VANGUARD U.S. GROWTH PORTFOLIO                       -                  -                  -                  -                  -
VANGUARD/WINDSOR II                                  -                  -                  -                  -                  -
TEMPLETON FOREIGN FUND                               -                  -                  -                  -                  -
FIDELITY CONTRAFUND                                  -                  -                  -                  -                  -
EMPLOYER'S CONTRIBUTION  RECEIVABLE                  -          1,485,822                  -                  -                  -
LOANS RECEIVABLE FROM PARTICIPANTS                   -                  -            205,012                  -                  -
                                       -------------------------------------------------------------------------------------------

     TOTAL ASSETS                      $     1,497,042    $     6,826,580    $       205,012    $     1,567,086    $    11,555,971
                                       ===========================================================================================


                                       -------------------------------------------------------------------------------------------
                                            VANGUARD                            TEMPLETON
                                           U.S. GROWTH        VANGUARD/          FOREIGN             FIDELITY
ASSETS                                      PORTFOLIO        WINDSOR II            FUND             CONTRAFUND           TOTAL
                                       -------------------------------------------------------------------------------------------
VANGUARD MONEY MARKET RESERVES -
   PRIME PORTFOLIO                     $             -    $             -    $             -    $             -    $     1,497,042
CENTOCOR STOCK FUND                                  -                  -                  -                  -          5,340,758
VANGUARD BOND INDEX FUND - TOTAL
   BOND MARKET PORTFOLIO                             -                  -                  -                  -          1,567,086
VANGUARD INDEX TRUST - 500 PORTFOLIO                 -                  -                  -                  -         11,555,971
VANGUARD U.S. GROWTH PORTFOLIO               4,800,634                  -                  -                  -          4,800,634
VANGUARD/WINDSOR II                                  -          1,314,002                  -                  -          1,314,002
TEMPLETON FOREIGN FUND                               -                  -            784,293                  -            784,293
FIDELITY CONTRAFUND                                  -                  -                  -          1,346,399          1,346,399
EMPLOYER'S CONTRIBUTION  RECEIVABLE                  -                  -                  -                  -          1,485,822
LOANS RECEIVABLE FROM PARTICIPANTS                   -                  -                  -                  -            205,012
                                       -------------------------------------------------------------------------------------------

     TOTAL ASSETS                      $     4,800,634    $     1,314,002    $       784,293    $     1,346,399    $    29,897,019
                                       ===========================================================================================

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS


Note 8      Allocation of Plan Assets to Investment Programs

                                                                                 December 31, 1997
                                       -------------------------------------------------------------------------------------------
                                                                                                   VANGUARD
                                          VANGUARD                                                BOND INDEX
                                        MONEY MARKET         CENTOCOR         PARTICIPANT        FUND - TOTAL         VANGUARD
                                          RESERVES -           STOCK              LOAN            BOND MARKET       INDEX TRUST -
ASSETS                                 PRIME PORTFOLIO         FUND               FUND             PORTFOLIO        500 PORTFOLIO
                                       -------------------------------------------------------------------------------------------
VANGUARD MONEY MARKET RESERVES -
   PRIME PORTFOLIO                     $     1,029,947    $             -    $             -    $             -    $             -
CENTOCOR STOCK FUND                                  -          4,176,956                  -                  -                  -
VANGUARD BOND INDEX FUND - TOTAL
   BOND MARKET PORTFOLIO                             -                  -                  -          1,350,588
VANGUARD INDEX TRUST - 500 PORTFOLIO                 -                  -                  -                  -          9,358,803
VANGUARD U.S. GROWTH PORTFOLIO                       -                  -                  -                  -                  -
VANGUARD/WINDSOR II                                  -                  -                  -                  -                  -
PUTNAM NEW OPPORTUNITIES CLASS A SHARES              -                  -                  -                  -                  -
TEMPLETON FOREIGN FUND                               -                  -                  -                  -                  -
EMPLOYER'S CONTRIBUTION  RECEIVABLE                  -            874,978                  -                  -                  -
LOANS RECEIVABLE FROM PARTICIPANTS                   -                  -            206,160                  -                  -
                                       -------------------------------------------------------------------------------------------

     TOTAL ASSETS                      $     1,029,947    $     5,051,934    $       206,160    $     1,350,588    $     9,358,803
                                       ===========================================================================================


                                       -------------------------------------------------------------------------------------------
                                            VANGUARD                             PUTNAM NEW         TEMPLETON
                                           U.S. GROWTH        VANGUARD/         OPPORTUNITIES        FOREIGN
ASSETS                                      PORTFOLIO        WINDSOR II         CLASS A SHARES        FUND               TOTAL
                                       -------------------------------------------------------------------------------------------
VANGUARD MONEY MARKET RESERVES -
   PRIME PORTFOLIO                     $             -    $             -    $             -    $             -    $     1,029,947
CENTOCOR STOCK FUND                                  -                  -                  -                  -          4,176,956
VANGUARD BOND INDEX FUND - TOTAL
   BOND MARKET PORTFOLIO                             -                  -                  -                  -          1,350,588
VANGUARD INDEX TRUST - 500 PORTFOLIO                 -                  -                  -                  -          9,358,803
VANGUARD U.S. GROWTH PORTFOLIO               3,213,685                  -                  -                  -          3,213,685
VANGUARD/WINDSOR II                                  -            288,676                  -                  -            288,676
PUTNAM NEW OPPORTUNITIES CLASS A SHARES              -                  -            717,034                  -            717,034
TEMPLETON FOREIGN FUND                               -                  -                  -            816,362            816,362
EMPLOYER'S CONTRIBUTION  RECEIVABLE                  -                  -                  -                  -            874,978
LOANS RECEIVABLE FROM PARTICIPANTS                   -                  -                  -                  -            206,160
                                       -------------------------------------------------------------------------------------------

     TOTAL ASSETS                      $     3,213,685    $       288,676    $       717,034    $       816,362    $    22,033,189
                                       ===========================================================================================

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS


Note 9    Allocation of Plan Income and Changes in Plan Equity to Investment
          Programs

                                                                                     Year ended December 31, 1998
                                            ----------------------------------------------------------------------------------------
                                                                                                     VANGUARD
                                                   VANGUARD                                         BOND INDEX       VANGUARD
                                                 MONEY MARKET        CENTOCOR      PARTICIPANT     FUND - TOTAL        INDEX
                                                  RESERVES -          STOCK           LOAN         BOND MARKET      TRUST - 500
                                                PRIME PORTFOLIO        FUND           FUND          PORTFOLIO        PORTFOLIO
                                            ----------------------------------------------------------------------------------------
INTEREST & OTHER INCOME                              $   63,815     $    6,023        $ 20,089       $   95,706     $   183,313
NET APPRECIATION (DEPRECIATION)
 IN FAIR VALUE OF INVESTMENTS                                 -      1,720,186               -           25,075       2,503,295
CONTRIBUTIONS:
 EMPLOYEE                                               114,774        296,972               -          178,231         970,234
 EMPLOYER                                                     -      1,485,822               -                -               -
 PARTICIPANT ROLLOVERS INTO PLAN                        104,932         96,239               -           98,977         558,790
DEDUCTIONS:
 BENEFITS PAID                                          (59,863)      (252,366)         (4,221)         (66,441)       (424,635)
LOAN REPAYMENTS (ADVANCES), NET                           1,039          1,132          (1,683)             306         (33,860)
OTHER EXPENSE                                              (446)             -               -                -            (429)
TRANSFER OF CENTOCOR DIAGNOSTICS' NET
 ASSETS OUT OF PLAN                                    (248,626)      (718,246)        (15,333)        (254,999)     (1,548,922)

NET INTERFUND INVESTMENT REDIRECTION                    491,470       (861,116)              -          139,643         (10,618)
                                            ---------------------------------------------------------------------------------------

NET INCREASE/(DECREASE)                                 467,095      1,774,646          (1,148)         216,498       2,197,168

PLAN EQUITY AT BEGINNING OF PERIOD                    1,029,947      5,051,934         206,160        1,350,588       9,358,803
                                            ---------------------------------------------------------------------------------------

PLAN EQUITY AT END OF PERIOD                         $1,497,042     $6,826,580        $205,012       $1,567,086     $11,555,971
                                            =======================================================================================
                                   ------------------------------------------------------------------------------------------------
                                        VANGUARD                        PUTNAM NEW             TEMPLETON    FIDELITY
                                       U.S. GROWTH     VANGUARD/      OPPORTUNITIES             FOREIGN      CONTRA
                                        PORTFOLIO      WINDSOR II     CLASS A SHARES             FUND         FUND         TOTAL
                                   ------------------------------------------------------------------------------------------------
INTEREST & OTHER INCOME              $  295,707     $  127,915          $       -            $  88,790   $  102,751   $   984,109
NET APPRECIATION (DEPRECIATION)
 IN FAIR VALUE OF INVESTMENTS         1,052,444        (16,565)            (3,832)            (131,123)     187,109     5,336,589
CONTRIBUTIONS:
 EMPLOYEE                               649,347        599,023                  -              229,313      433,052     3,470,946
 EMPLOYER                                     -              -                  -                    -            -     1,485,822
 PARTICIPANT ROLLOVERS INTO PLAN        404,586        274,475                  -               54,442      163,607     1,756,048
DEDUCTIONS:
 BENEFITS PAID                         (217,509)       (62,799)                 -              (68,107)     (54,746)   (1,210,687)
LOAN REPAYMENTS (ADVANCES), NET          (5,906)        18,287                  -                1,404       19,281             -
OTHER EXPENSE                               (20)           (80)                 -                    -            -          (975)
TRANSFER OF CENTOCOR DIAGNOSTICS'
NET ASSETS OUT OF PLAN                 (665,432)      (245,319)                 -             (104,017)    (157,128)   (3,958,022)

NET INTERFUND INVESTMENT REDIRECTION     73,732        330,389           (713,202)            (102,771)     652,473             -
                                   ------------------------------------------------------------------------------------------------

NET INCREASE/(DECREASE)               1,586,949      1,025,326           (717,034)             (32,069)   1,346,399     7,863,830

PLAN EQUITY AT BEGINNING OF PERIOD    3,213,685        288,676            717,034              816,362            -    22,033,189
                                   ------------------------------------------------------------------------------------------------

PLAN EQUITY AT END OF PERIOD         $4,800,634     $1,314,002          $       -            $ 784,293   $1,346,399   $29,897,019
                                   ================================================================================================

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS


Note 9       Allocation of Plan Income and Changes in Plan Equity to Investment
             Programs

                                           For the Period July 1, 1997 through December 31, 1997
                                           ---------------------------------------------------------------------------------------
                                                                                               VANGUARD
                                             VANGUARD                                         BOND INDEX
                                           MONEY MARKET       CENTOCOR          PARTICIPANT   FUND - TOTAL         VANGUARD
                                             RESERVES           STOCK             LOAN        BOND MARKET        INDEX - TRUST
                                           PRIME PORTFOLIO       FUND             FUND         PORTFOLIO         500 PORTFOLIO
                                           --------------------------------------------------------------------------------------
INTEREST & OTHER INCOME                    $     26,362       $        3        $  6,770      $   41,358         $  137,024
NET APPRECIATION (DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS                        -          133,305               -          33,225            702,341
CONTRIBUTIONS:
   EMPLOYEE                                      26,255           94,973               -          50,082            232,272
   EMPLOYER                                           -          874,978               -               -                  -
   PARTICIPANT ROLLOVERS INTO PLAN              108,695            5,287               -           1,470             37,444
DEDUCTIONS:
   BENEFITS PAID                                 (5,082)         (96,558)          (2,187)        (6,704)          (201,870)
LOAN REPAYMENTS (ADVANCES), NET                 (51,354)            (243)          59,602           (533)           (21,152)
NET  INTERFUND INVESTMENT                          (155)         (62,043)              -           7,887           (135,027)
REDIRECTION
                                           ---------------------------------------------------------------------------------------
NET INCREASE                                    104,721          949,702           64,185        126,785            751,032

TRANSFERS IN FROM FORMER TRUSTEE                925,226        4,102,232          141,975      1,223,803          8,607,771
                                           ---------------------------------------------------------------------------------------

PLAN EQUITY AT END OF PERIOD               $  1,029,947       $5,051,934        $ 206,160     $ 1,350,588        $9,358,803
                                           =======================================================================================
                                           ----------------------------------------------------------------------------------------
                                                                                   PUTNAM NEW
                                            VANGUARD                              OPPORTUNITIES    TEMPLETON
                                           U.S. GROWTH      VANGUARD/                CLASS A         FOREIGN
                                           PORTFOLIO         WINDSOR II              SHARES           FUND          TOTAL
                                           ----------------------------------------------------------------------------------------
INTEREST & OTHER INCOME                    $  124,552       $ 22,424              $ 43,600         $  85,725        $    487,818
NET APPRECIATION (DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS                 85,220         (8,607)               18,610          (126,350)            837,744
CONTRIBUTIONS:
   EMPLOYEE                                   157,730        137,510               120,042            74,718             893,582
   EMPLOYER                                         -              -                     -                 -             874,978
   PARTICIPANT ROLLOVERS INTO PLAN             19,446          6,972                15,528             7,411             202,253
DEDUCTIONS:
   BENEFITS PAID                             (155,392)        (2,944)               (7,369)          (10,950)           (489,056)
LOAN REPAYMENTS (ADVANCES), NET                 1,412          5,983                 5,312               973                   -
NET  INTERFUND INVESTMENT                      31,122        127,338                 9,091            21,787                   -
REDIRECTION                                ----------------------------------------------------------------------------------------

NET INCREASE                                  264,090        288,676                204,814           53,314           2,807,319

TRANSFERS IN FROM FORMER TRUSTEE            2,949,595              -                512,220          763,048          19,225,870
                                           ----------------------------------------------------------------------------------------
PLAN EQUITY AT END OF PERIOD               $3,213,685       $288,676              $ 717,034        $ 816,362        $ 22,033,189
                                           ========================================================================================

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS


Note 9   Allocation of Plan Income and Changes in Plan Equity to Investment
         Programs

                                                                For the Period January 1, 1997 through June 30, 1997
                                              ----------------------------------------------------------------------------------
                                                 COREFUND                                           COREFUND         COREFUND
                                                 TREASURY         CENTOCOR        PARTICIPANT     INTERMEDIATE        EQUITY
                                                 RESERVE           STOCK             LOAN           BOND FUND       INDEX FUND
                                                 SERIES A          FUND              FUND           SERIES A         SERIES A
                                              ----------------------------------------------------------------------------------
INTEREST & OTHER INCOME                         $  22,104       $       457       $   6,479       $    35,381      $    27,612
NET APPRECIATION (DEPRECIATION)
   IN FAIR VALUE OF INVESTMENTS                         -          (411,690)              -            (3,235)       1,424,512
CONTRIBUTIONS:
   EMPLOYEE                                        39,803            65,037               -            56,933          377,457
   PARTICIPANT ROLLOVERS IN                        23,018                 -               -                 -            6,706
DEDUCTIONS:
   BENEFITS PAID                                  (65,447)          (49,239)              -           (86,454)        (168,505)
LOAN ADVANCES, NET                                      -                 -         (33,441)                -                -
OTHER EXPENSE                                           -           (13,387)           (978)                -                -
NET INTERFUND INVESTMENT
REDIRECTION                                       (50,547)         (192,960)         (8,519)           68,895           96,112
                                              ----------------------------------------------------------------------------------

NET INCREASE (DECREASE)                           (31,069)         (601,782)        (36,459)           71,520        1,763,894

PLAN EQUITY AT BEGINNING OF PERIOD                952,912         4,704,014         178,434         1,152,283        6,843,877

TRANSFERS OUT TO SUCCESSOR TRUSTEE               (921,843)       (4,102,232)       (141,975)       (1,223,803)      (8,607,771)
                                              ------------------------------------------------------------------------------------

PLAN EQUITY AT END OF PERIOD                    $       -       $         -       $       -       $         -      $         -
                                              ====================================================================================
                                              -----------------------------------------------------------------------------------
                                                 COREFUND               COREFUND                           TWENTIETH
                                               INTERNATIONAL             GROWTH            COREFUND         CENTURY
                                                  GROWTH                 EQUITY          CONTRIBUTION/       VISTA
                                                 SERIES A               SERIES A         DISTRIBUTION        FUND       TOTAL
                                              -----------------------------------------------------------------------------------
INTEREST & OTHER INCOME                           $      64          $     2,994            $     13      $      47  $    95,151
NET APPRECIATION (DEPRECIATION)
   IN FAIR VALUE OF INVESTMENTS                      88,759              371,486                   -        (67,635)   1,402,197
CONTRIBUTIONS:
   EMPLOYEE                                          84,939              233,171                   -        116,107      973,447
   PARTICIPANT ROLLOVERS IN                               -                2,877                   -          3,829       36,430
DEDUCTIONS:
   BENEFITS PAID                                   (132,809)            (110,165)                  -         (9,564)    (622,183)
LOAN ADVANCES, NET                                        -                    -                   -              -      (33,441)
OTHER EXPENSE                                             -                    -             (17,875)             -      (32,240)
NET INTERFUND INVESTMENT
REDIRECTION                                          52,733               51,639                 189        (17,542)           -
                                              -----------------------------------------------------------------------------------

NET INCREASE (DECREASE)                              93,686              552,002             (17,673)        25,242    1,819,361

PLAN EQUITY AT BEGINNING OF PERIOD                  669,362            2,397,593              21,056        486,978   17,406,509

TRANSFERS OUT TO SUCCESSOR TRUSTEE                 (763,048)          (2,949,595)             (3,383)      (512,220) (19,225,870)
                                              -----------------------------------------------------------------------------------

PLAN EQUITY AT END OF PERIOD                      $       -          $         -            $      -      $       -  $          -
                                              ===================================================================================

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS


Note 9   Allocation of Plan Income and Changes in Plan Equity to Investment
         Programs


                                                                         Year ended December 31, 1996
                                       --------------------------------------------------------------------------------------------

                                                                                                         COREFUND
                                            COREFUND                                       COREFUND       EQUITY      COREFUND
                                            TREASURY       CENTOCOR       PARTICIPANT    INTERMEDIATE     INDEX     INTERNATIONAL
                                            RESERVE         STOCK            LOAN         BOND FUND        FUND        GROWTH
                                            SERIES A        FUND             FUND          SERIES A      SERIES A     SERIES A
                                       ------------------------------------------------------------------------------------------

INTEREST & OTHER INCOME                     $ 46,540     $     2,534        $  8,135     $   60,408    $  159,992    $  58,615
NET APPRECIATION (DEPRECIATION)
   IN FAIR VALUE OF INVESTMENTS                    -         929,463               -        (11,606)    1,090,939       (6,308)
CONTRIBUTIONS:
   EMPLOYEE                                   85,287         247,196               -         92,157       533,457      112,261
   EMPLOYER                                        -         523,631               -              -             -            -
DEDUCTIONS:
   BENEFITS PAID                             (99,571)       (358,319)              -       (110,901)     (646,210)    (115,260)
LOAN ADVANCES, NET                                 -               -         (70,012)             -             -            -
OTHER INCOME (EXPENSE)                             -         (32,487)         (1,293)             -             -            -
NET INTERFUND INVESTMENT REDIRECTION         (53,255)     (2,272,452)        110,136       (135,010)      770,054      306,378
                                       ------------------------------------------------------------------------------------------

NET INCREASE (DECREASE)                      (20,999)       (960,434)         46,966       (104,952)    1,908,232      355,686

PLAN EQUITY AT BEGINNING OF PERIOD           973,911       5,664,448         131,468      1,257,235     4,935,645      313,676
                                       ------------------------------------------------------------------------------------------

PLAN EQUITY AT END OF PERIOD                $952,912     $ 4,704,014        $178,434     $1,152,283    $6,843,877    $ 669,362
                                       ==========================================================================================
                                       ---------------------------------------------------------------------------------

                                              COREFUND                                 TWENTIETH
                                               GROWTH               COREFUND            CENTURY
                                               EQUITY             CONTRIBUTION/          VISTA
                                              SERIES A            DISTRIBUTION            FUND                TOTAL
                                       ---------------------------------------------------------------------------------
INTEREST & OTHER INCOME                    $  261,348               $    641            $ 36,394          $   634,607
NET APPRECIATION (DEPRECIATION)
   IN FAIR VALUE OF INVESTMENTS               136,612                      -             (33,840)           2,105,260
CONTRIBUTIONS:
   EMPLOYEE                                   346,090                      -             143,807            1,560,255
   EMPLOYER                                         -                      -                   -              523,631
DEDUCTIONS:
   BENEFITS PAID                             (212,073)                     -             (11,672)          (1,554,006)
LOAN ADVANCES, NET                                  -                      -                   -              (70,012)
OTHER INCOME (EXPENSE)                              -                 69,133                   -               35,353
NET INTERFUND INVESTMENT REDIRECTION          988,914                (67,054)            352,289                    -
                                       ---------------------------------------------------------------------------------

NET INCREASE (DECREASE)                     1,520,891                  2,720             486,978            3,235,088

PLAN EQUITY AT BEGINNING OF PERIOD            876,702                 18,336                   -           14,171,421
                                       ---------------------------------------------------------------------------------

PLAN EQUITY AT END OF PERIOD               $2,397,593               $ 21,056            $486,978          $17,406,509
                                       =================================================================================

                                CENTOCOR, INC.
                     QUALIFIED SAVINGS AND RETIREMENT PLAN
        ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AT DECEMBER 31, 1998

Description of Assets:                      Number of Shares            Cost               Market
------------------------------------      -------------------     ----------------     --------------
Centocor Stock Fund                                   118,355       $    2,793,678     $    5,340,758

Vanguard Money Market Reserves -
  Prime Portfolio                                   1,497,042       $    1,497,042     $    1,497,042

Vanguard Bond Index Fund - Total
  Bond Market Portfolio                               152,589       $    1,522,250     $    1,567,086

Vanguard Index Trust - 500 Portfolio                  101,413       $    8,866,606     $   11,555,971

Vanguard U.S. Growth Portfolio                        128,051       $    3,905,618     $    4,800,634

Vanguard/Windsor II                                    44,020       $    1,352,714     $    1,314,002

Templeton Foreign Fund                                 93,479       $      968,667     $      784,293

Fidelity Contrafund                                    23,708       $    1,193,623     $    1,346,399

                                                 Number of
                                                Participants               Cost                Market
                                             -----------------        -------------        -------------

Loans from participants                                     36        $     205,012      $      205,012

                                   CENTOCOR
                     QUALIFIED SAVINGS AND RETIREMENT PLAN
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                         YEAR ENDED DECEMBER 31, 1998

                                                                        Purchase      Selling       Cost            Net
Identity of Party Involved     Description of Assets                     Price         Price      of Asset     Gain / (Loss)
--------------------------     ------------------------------------    ---------     ---------    ---------    -------------
N/A                            Centocor Stock Fund                    $1,573,074    $1,555,337   $1,266,855         $288,482

The Vanguard Group, Inc.       Vanguard Money Market Reserves -
                                 Prime Portfolio                         918,314       294,262      294,262                -

The Vanguard Group, Inc.       Vanguard Bond Index Fund - Total
                                 Bond Market Portfolio                   128,974       124,647      123,131            1,516

The Vanguard Group, Inc.       Vanguard Index Trust - 500 Portfolio    2,521,131     1,284,470    1,164,767          119,703

The Vanguard Group, Inc.       Vanguard U.S. Growth Portfolio          1,984,119       784,183      694,836           89,347

The Vanguard Group, Inc.       Vanguard/Windsor II                     1,465,103       177,894      177,044              850

The Vanguard Group, Inc.       Fidelity Contrafund                     1,576,578       260,160      241,027           19,133

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.



                                   CENTOCOR QUALIFIED SAVINGS
                                   AND RETIREMENT PLAN



June 18, 1999                      By: /s/ David P. Holveck
                                       --------------------
                                       David P. Holveck
                                       Chief Executive Officer, and
                                       Director (principal executive
                                       officer)